Filed by Overture Services, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Overture Services, Inc.
Commission File No.: 000-26365

On July 14, 2003, Ted Meisel, President and Chief Executive Officer of Overture Services, Inc., sent an email message to all Overture employees. The text of the email message follows.

To everyone at Overture,

     It is with great excitement and pride that I’m writing to let you know that this morning we are announcing an agreement for Yahoo! to acquire Overture in a deal valued at over $1.6 billion.

     As you know, the merger of Yahoo! and Overture has been the source of much marketplace discussion over the last several months, with many industry observers viewing the marriage of our two businesses as a powerful combination. We agree.

     Together, the two companies will create an unrivaled global source for meeting people’s needs on the Internet.

     Yahoo!’s mission is to provide essential online services to a global audience. Overture is the global leader in providing businesses with the most efficient and effective means to market themselves online. The combination provides the best way for people to find everything they want and exactly what they need on the Internet: from information ... to products ... to services. At the same time, our distribution partners will benefit from accelerated product development given the certainty of a robust traffic source for the long-term.

     Even as we contemplate the future, I think it’s important to take a moment to recognize what an extraordinary enterprise we’ve built. In 1997, we set out to create a new kind of search engine — one that would offer powerful new ways for businesses and consumers to connect on the Internet. Along the way, Overture has emerged as one of the most successful and important Internet companies of our time, re-igniting Web search and online advertising against seemingly insurmountable odds.

     Just think about how far and how fast we’ve come. In the last six years we’ve:

•	Introduced businesses to consumers more than 5 billion times;

•	Built an active advertiser base of almost 90,000 businesses large and small;

•	Transformed ourselves from a one dimensional to a multi-dimensional company through our own organic efforts and the acquisitions of Keylime, AltaVista, and the Web search business of FAST;

•	Expanded well beyond our U.S. roots to the most promising Internet markets in both Europe and Asia;

•	Put ourselves on track to top $1 billion in revenue this year while achieving sustained profitability over the last two years.

     After all these accomplishments, one might ask, “Why sell the company?” Let me first say that our Board of Directors and I have complete confidence that Overture would continue to excel on its own. However, the combination of Yahoo!, with its ubiquitous consumer presence, and Overture, with our unmatched expertise in commercial search, presented an opportunity of strategic significance too powerful to ignore.

     At the same time, we are all acutely aware that an announcement of this magnitude creates many questions. How exactly will Overture operate as part of Yahoo!? What are the implications for my job? How does this affect my stock options and other benefits? With the completion of the deal, we will follow up quickly to answer these and other questions.

     Just to give you a better sense of what to expect today, here’s how events will unfold. First, you can expect our senior management team to hold a series of informal conversations with you later this morning. In addition, I will kick-off a round of local office meetings and conference calls with Yahoo!’s chairman and CEO, Terry Semel, COO Dan Rosensweig and other members of the Yahoo leadership team, to speak with people in more detail about this acquisition and how it will affect all of us.

     The meeting schedule is as follows with additional details on local meeting / call details to come (note all times are Pacific):

     1.     Monday, July 14

7:40 a.m	Overture East Coast / European Offices (via conference call)
12:00 noon	AltaVista Palo Alto HQ
3:00 p.m	Overture Pasadena HQ
4:30 p.m	Overture Carlsbad / Northern CA/Asia-Pacific (via conference call)

     The Overture 3:00 p.m. employee meeting will be Webcast and available at:

     http://webevents.broadcast.com/yahoo/allhands/ext071403/

     password: A114One

     In addition, the Webcast will be archived for future access approximately 90-minutes following the meeting at the same Web address and password above.

     Let me close by saying how very proud I am of each and every one you. I know how much time and effort you have poured into building this business. You have always delivered more than was expected and you have my deepest gratitude as we enter the next chapter of our adventure.

     Thank you.

     Ted

     Additional Information

     Yahoo! Inc. and Overture Services, Inc. intend to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Yahoo! and Overture. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Overture by contacting Overture Investor Relations at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103, 888-811-4686. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Yahoo! by contacting Yahoo! Investor Relations, 701 First Avenue, Sunnyvale, California 94089, 408-349-3300.

     Yahoo! and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Overture in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Yahoo! and Overture described above. Additional information regarding the directors and executive officers of Yahoo! is also included in Yahoo’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 15, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Yahoo! by contacting Yahoo! Investor Relations at 701 First Avenue, Sunnyvale, California 94089, 408-349-3300.

     Overture and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Overture in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Yahoo! and Overture described above. Additional information regarding these directors and executive officers is also included in Overture’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 18, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Overture by contacting Overture Investor Relations at Overture Investor Relations at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103, 888-811-4686.

     Forward-Looking Statements

     This document contains forward-looking statements that involve risks and uncertainties concerning the proposed acquisition of Overture by Yahoo!, Overture’s expected financial performance, as well as Overture’s strategic and operational plans. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close or that the closing may be delayed; the reaction of customers of Overture and Yahoo! to the transaction; Yahoo!’s ability to successfully integrate Overture’s operations and employees; and general economic conditions. More information about potential factors that could affect Overture’s business and financial results is included in the Company’s Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2002 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov, and will be included in Overture’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, which will be filed with the SEC in the near future.